Filed Pursuant to Rule 424(b)(2)

Registration No. 333-269514

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 15, 2025

Pricing Supplement No. 17 dated April  , 2025

(to Prospectus Supplement dated February 17, 2023

and Prospectus dated February 17, 2023)

WELLS FARGO & COMPANY

Medium-Term Notes, Series W

Senior Redeemable Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. The notes are unsecured obligations of Wells Fargo & Company (the “Company”), and all payments on the notes are subject to the credit risk of the Company. If the Company defaults on its obligations, you could lose some or all of your investment. The notes are not savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency. Certain defined terms used but not defined herein have the meanings set forth in the accompanying prospectus supplement and prospectus.

Aggregate Principal Amount Offered:	$

Trade Date:	April , 2025

Original Issue Date:	April , 2025 (T+5)

Stated Maturity Date:

April  , 2029; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest.

Price to Public (Issue Price):	%, plus accrued interest, if any, from April , 2025

Agent Discount (Gross Spread):	%

All-in Price (Net of Agent Discount):	%, plus accrued interest, if any, from April , 2025

Net Proceeds:	$

Base Rate:	Compounded SOFR

Spread:	+ basis points

Minimum Interest Rate for an Interest Period:	0% per annum

Interest Payment Dates:	Each January , April , July and October , commencing July , 2025, and at maturity.

Calculation Agent:

References to the Calculation Agent shall mean Wells Fargo Securities, LLC, an affiliate of the Company, acting in its capacity as Calculation Agent, and its successors and assigns or any other calculation agent appointed by the Company.

Optional Redemption:

At our option, we may redeem the notes (i) in whole, but not in part, on April , 2028 or (ii) in whole at any time or in part from time to time, on or after March , 2029, in each case at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of such redemption.

Any redemption may be subject to prior regulatory approval and will be effected pursuant to the procedures described under “Description of Debt Securities—Redemption and Repayment—Optional Redemption By Us” in the accompanying prospectus.

Listing:	None

Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$

Agents (Joint Lead Managers):

Agents (Co-Managers):

	Total:	$

Supplemental Plan of Distribution:

On April , 2025, we agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of  %, plus accrued interest, if any, from April , 2025. The purchase price equals the issue price of  % less a discount of  % of the principal amount of the notes.

United States Federal Income Tax Considerations:	Tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

Security Registrar and Paying Agent:

Computershare Trust Company, N.A., acting through its office at CTSO Mail Operations, 1505 Energy Park Drive, St. Paul, MN 55108, Attn: CCT Administrator for Wells Fargo (or at such other place or places as may be designated from time to time).

CUSIP:	95000U3U5

Risk Factors

See “Risk Factors” in the accompanying prospectus for risk factors regarding the notes, including, in particular, the risk factors appearing under the heading “Risks Relating To SOFR, Compounded SOFR And A Benchmark Replacement” and “Risks Relating To Our Securities Generally—One Of Our Affiliates May Act As The Calculation Agent With Respect To Our Securities And, As A Result, Potential Conflicts Of Interest Could Arise.”

3